UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

ICOP Digital, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
44930M203 (CUSIP Number)
Isaac W. Jameson
Paulson Investment Company, Inc.
811 SW Naito Parkway, Suite 200
Portland, OR 97204
(503) 243-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 44930M203

1.	Names of Reporting Persons. Chester L.F. Paulson and Jacqueline M. Paulson, as joint tenants I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* PF OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 237,145

	8.	Shared Voting Power 1,492,302

	9.	Sole Dispositive Power 237,145

	10.	Shared Dispositive Power 1,492,302

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,729,447

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 29.94

14.	Type of Reporting Person IN

Chester L.F. and Jacqueline M. Paulson (together the "Paulsons") may be deemed to control Paulson Capital Corp. ("PLCC"), which wholly owns Paulson Investment Company, Inc. ("PICI"). The Paulsons control and are the sole and equal members of the Paulson Family, LLC. ("LLC"), which is a controlling shareholder of PLCC, which is the parent company of PICI.
2

SCHEDULE 13D
CUSIP No. 44930M203

1.	Names of Reporting Persons. Paulson Capital Corp. I.R.S. Identification No. 93-0589534

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* WC OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,470,002

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,470,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,470,002

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 26.1

14.	Type of Reporting Person CO BD
Paulson Capital Corp. ("PLCC") wholly owns Paulson Investment Company, Inc. ("PICI"). PLCC is a corporation and PICI is a broker-dealer
3

Item 1. Security and Issuer

         This Schedule 13D (this "Schedule") relates to shares of common stock (the "Issuer Common Stock"), of ICOP Digital, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 16801 West 116th Street, Lenexa, KS 66219.

Item 2. Identity and Background.

(a)

Name:  This statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended: (i) Chester L.F. and Jacqueline M. paulson, as joint tenants and each individually (together, the "Paulsons"); and (ii) Paulson Capital Corporation, an Oregon Corporation ("PLCC"), which directly wholly owns Paulson Investment Company, Inc., an Oregon Corporation and registered broker-dealer ("PICI"). The Paulsons and PLCC are collectively referred to as the "Reporting Persons".

         Information with respect to the Reporting Persons is given solely by such Reprting Persons, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person, except as otherwise provided in Rule 13d-1(k) of the Act. By their signature on this statement, each of the Reporting Persons agree taht this statement is filed on behalf of such Reporting Person.

(b)	Residence or business address: The Paulsons, PLCC"s, and PICI's principal business address is: 811 S.W. Naito Parkway, Suite 200 Portland, Oregon 97204

(c)	Present Principal Occupation or Employment: Chester L.F. Paulson is Chairman of the Board of PLCC and PICI. Jacqueline M. Paulson is Corporate Secretary/Treasurer of PLCC and PICI.

(d)

Criminal Conviction:  To the best of their knowledge, during the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

Court or Administrative Proceedings:  To the best of their knowledge, during the last five years none of the Reporting Persons has been a party to a vicil proceeding of a jurisdiction or adminitrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Paulsons are citizens of the United States of America, and PLCC and PICI are organized under the laws of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

         On July 11, 2005, PICI bought 60,000 shares of Issuer Common Stock in the open market. On July 11, 2005, PICI bought 145,000 Issuer Units (each unit consists of two (2) shares of Issuer Common Stock and two (2) shares of Issuer Warrants) in the open market. On July 12, 2005, PICI bought 27,000 Issuer Units (each unit consists of two (2) shares of Issuer Common Stock and two (2) shares of Issuer Warrants) in the open market. On July 13, 2005, PICI bought 26,200 Issuer Units (each unit consists of two (2) shares of Issuer Common Stock and two (2) shares of Issuer Warrants) in the open market. On July 25, 2005, the Paulsons bought 50,000 Issuer Units (each unit consists of two (2) shares of Issuer Common Stock and two (2) shares of Issuer Warrants) in the open market. On July 8, 2005, in exchange for services provided in relation to the Issuers Secondary Offering, PICI received Underwriter Warrants exercisable into 408,200 shares of Issuer Common Stock and Chester Paulson received Underwriter Warrants exercisable into 32,760 shares of Issuer Common Stock. On August 23, 2005, the LLC bought 6,000 shares of Issuer Common Stock in the open market. On August 24, 2005, the LLC bought 16,300 shares of Issuer Common Stock in the open market. On September 16, 2005, PICI bought 175,000 shares of Issuer Common Stock in the open market. On December 8, 2005, in exchange for services provided in relation to the Issuers private offering, PICI received 25,187 shares of Issuer Common Stock and 8,815 shares of Issuer Warrants, Chester Paulson received 2,048 shares of Issuer Common Stock and 717 shares of Issuer Warrants, and Jacqueline Paulson received 1,200 shares of Issuer Common Stock and 420 shares of Issuer Warrants.

Item 4. Purpose of Transaction

         The Reporting Persons acquired shares of Issuer Common Stock, Issuer Warrants, and Issuer Units for investment purposes. The Reporting Persons have no existing plans or proposals that include or may result in:

5
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Chester L.F. Paulson directly beneficially owns 2,048 shares of Issuer Common Stock, 717 shares of Issuer Warrants, and Underwriter Warrants exercisable in to 32,760 shares of Issuer Common Stock. The Paulsons directly beneficially own 100,000 shares of Issuer Common Stock and 100,000 shares of Issuer Warrants. Through their relationship with the LLC, the Paulsons may be deemed to beneficially own 22,300 shares of Issuer Common Stock. Through their relationship with PLCC and PICI, the Paulsons may be deemed to beneficially own 656,587 shares of Issuer Common Stock, 405,215 shares of Issuer Warrants, and Underwriter Warrants exercisable into 408,200 shares of Issuer Common Stock. Chester L.F. Paulson direct beneficial ownership, together with the shares that the Paulsons may be deemed to beneficially own through their relationship with PLCC and PICI, constitutes 29.94% of the 4,828,182 shares of Common Stock Issued and Outstanding as of November 7, 2005, as reported in the Issuer's 10QSB filed with the SEC on November 10, 2005.

         PICI directly beneficially owns 656,587 shares of Issuer Common Stock, 405,215 shares of Issuer Warrants, and Underwriter Warrants exercisable into 408,200 shares of Issuer Common Stock. Because PLCC directly wholly owns PICI, it may be deemed to beneficially own the Issuer Common Stock, Issuer Warrants, and Underwriter Warrants exercisable into Issuer Common Stock that are directly beneficially owned by PICI. PLCC's direct and indirect beneficial ownership constitutues 26.1% of the 4,828,182 shares of Common Stock Issued and Outstanding as of November 7, 2005 as reported in the Issuers Form 10QSB filed with the SEC on November 10, 2005.

         Pursuant to Rule 13d-4, the Paulsons expressly disclaim beneficial ownership of the 678,887 shares of Issuer Common Stock, the 405,215 Issuer Warrants, and the underwriter warrants exercisable into 408,200 shares of Issuer Common Stock of which PICI and the LLC is record owner.

(b)

(i) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have sole power to vote or direct the vote of 237,145 shares. Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by PLCC, PLCC has sole power to vote or direct the vote of 0 shares.

         (ii) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have shared power to vote or direct the vote of 1,492,302 shares. Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by PLCC, PLCC has shared power to vote or direct the vote of 1,470,002 shares.

         (iii) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have sole power to dispose or direct the disposition of 237,145 shares. Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by PLCC, PLCC has sole power to dispose or direct the disposition of 0 shares.

         (iv) Of the total amount of shares that are either beneficially owned or that may be deemed to be beneficially owned by the Paulsons, the Paulsons have shared power to dispose or direct the disposition of 1,492,302 shares. Of the total amount of shares that are either beneficially owned or that may be deemed to beneficially owned by PLCC, PLCC has shared power to dispose or direct the disposition of 1,470,002 shares.

(c)	The following shares were received in exchange for services provided in relation to the Issuers private offering:

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
December 8, 2005 December 8, 2005 December 8, 2005 December 8, 2005 December 8, 2005 December 8, 2005	25,187 Common Stock 8,815 Warrants 2,048 Common Stock 717 Warrants 1,200 Common Stock 420 Warrants	$0.00 $0.00 $0.00 $0.00 $0.00 $0.00

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Persons have entered into a Joint Filing and Consent Agreement. Pursuant to such agreement, each member of the Reporting Persons has agreed to file jointly, and update reports pursuant to Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended ("Seciton 13 Reports") with respect to the Common Stock.

6

Item 7. Material to be Filed as Exhibits. Joint Filing Agreement, by and among Paulson Capital Corp., Paulson Investment Company, Inc., Chester L.F. Paulson and Jacqueline M. Paulson.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 06, 2006
Paulson Capital Corp.
By:	/s/ Chester L.F. Paulson Chester L.F. Paulson
Title:	Chairman of the Board
Chester L.F. Paulson
By:	/s/ Chester L.F. Paulson Chester L.F. Paulson
Title:	Individually
Jacqueline M. Paulson
By:	/s/ Jacqueline M. Paulson Jacqueline M. Paulson
Title:	Individually

7